Exhibit 99.5

Dale O. Gunther 856 East 700 North American Fork, Utah 84003	Blaine C. Gunther 75 East 1010 North American Fork, Utah 84003

January 27, 2021

Board of Directors

Altabancorp

Altabank

1 East Main Street

American Fork, Utah 84003

Dear Directors:

This letter responds to Altabancorp’s January 19, 2021 press release, filed as an exhibit to its Current Report on Form 8-K of that same date. In that letter, Altabancorp represented that the board welcomes opportunities to hear from shareholders and to consider their ideas. We find this representation a refreshing shift in tenor given our recent experiences. For example, we wrote to the board on October 6, 2020, asking for a meeting with the entire board. The board responded on October 23, rejecting our request and characterizing our group – which owns more than 30% of Altabancorp’s common stock – as a distraction. We replied on December 3, 2020, pointing out what we believe are inaccuracies, misleading characterizations, and misrepresentations in the board’s response. In the interest of transparency, we are filing those letters as Exhibits 99.6, 99.7 and 99.8, respectively, to Amendment No. 4 to our beneficial ownership report on Schedule 13D, of which this letter forms a part.

Before sending our October 6 letter, we had met several times with a committee of three handpicked directors with whom we had been directed to communicate. In those meetings, we communicated some of our concerns, particularly Altabank’s high-turnover, low-morale workforce and the attendant reputational risk we believe this environment poses to Altabank’s customers and communities, and thus to Altabancorp’s shareholders, unless soon corrected. We encourage the board to fulfill its responsibility for oversight of these cultural matters before it becomes too late.

In addition, we had intended to discuss a number of other concerns our family members have, including the achievability of management’s growth strategy and the bank’s stewardship of its capital resources. We could not raise those issues in any significant way, however, because the board focused on pressing us to disband our family group and withdraw our Schedule 13D, and on pushing us to enter into a nondisclosure agreement that contained a lengthy and unreasonable standstill provision, which we refused to do.1

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1 We remain perplexed that we could meet with a committee without a nondisclosure agreement, but that you insisted that an NDA was an essential condition to a meeting to discuss precisely the same matters with the full board.

Recognizing that our message was not reaching the full board, apparently having being filtered through the directors who had been dispatched to deal with us, we attempted a direct outreach to the full board of directors. Again, instead of addressing the merits of our concerns, the board responded with a letter characterizing our group – a family that owns more than 30% of Altabancorp’s common stock – as a distraction. The board’s October 23 letter also claimed to be unclear about our goals. We are confused by this contention: if the board was unclear, then one would think that a family that has supported the institution financially and otherwise for nearly 70 years would be due the courtesy of meeting, if for no other reason than simply to try and understand our position. Alas, the board – presumably on the advice it received from one of the world’s largest and most expensive law firms – chose to hide behind unreasonable standstill agreements and avoidable misunderstandings.2

Abandoning its foundational principles and impairing its corporate culture has led to high turnover3 and, based on our discussions with former employees who have reached out to us, low employee morale. As a direct result, according to the analysis prepared by our financial advisor, Altabank’s financial performance has underwhelmed. Our financial advisor has determined that organic growth is dismal and diminishing, with 3.10% loan growth in 2018 devolving to 0.62% in 2019 and -3.25% (excluding PPP loans) in 2020. Altabank’s local peers generated consistently higher loan growth averaging 12.9% in 2018, 9.10% in 2019 and 7.55% through the nine months ended September 30, 2020.4 This anemic loan growth – which we believe owes in significant part to the recent losses of productive loan officers – has rendered Altabancorp unable to deploy its capital effectively. Altabank’s ratio of net loans to total assets, for example, is 53.15%, below the tenth percentile of similarly-sized banks nationwide. Correspondingly, Altabank has 35% of its assets invested in low-yielding, short-term securities—more than twice the rate of its peers. Our advisors have suggested that this failure to grow organically may be a direct consequence of a corporate culture that drives out high-value loan officers and staff, resulting in millions of dollars in lost fee and interest income. A business is only as good as its employees, a principal that is nowhere truer than in community banking.

In addition, our advisors have pointed out that Altabank’s tepid loan growth is, in turn, resulting in an inefficient deployment of capital, thus unnecessarily constraining its valuation. Altabancorp’s Return on Average Equity, for example, is 13.63% —considerably less than the 16.87% ROAE of its local peers. Similarly, Altabancorp’s Common Equity Tier 1 Ratio of 17.57% is more than three times the regulatory minimum and substantially greater than similarly positioned banks with more effective capital deployment strategies. Management may see such capital levels as operating conservatively due to economic uncertainty, and we appreciate this concern. However, this overcapitalization is also a market outlier that reflects an inability to produce competitive returns for shareholders. We trust the board to be good stewards on behalf of shareholders in considering the reality of Altabancorp’s capital levels, and we hope that, in addition to addressing the other concerns we have expressed, the board will consider the benefits of a special dividend or stock buyback.

We acknowledge management’s statements during the third-quarter earnings call regarding aspirations to grow through acquisitions. However, the bank’s acquisitions to date have been relatively small, and because Altabancorp is heavily overcapitalized, our advisors note that acquisitions where Altabank is the resultant bank will likely worsen, rather than resolving, its capital inefficiencies. Bank acquisitions are characterized by fixed and relatively high acquisition costs in terms of investment banking, legal, accounting and advisory fees, and so smaller acquisitions tend to be disproportionately expensive, making their financial successes very challenging over any reasonable period of time (unless, of course, the acquiror imposes draconian cost reduction measures that will further exacerbate the reputational concerns described above).

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2 Very shortly after the filing of our initial beneficial ownership report on Schedule 13D, Altabancorp’s board chairman told Dale Gunther and Blaine Gunther that Altabancorp had by that point spent “more than six figures” on its activism defense lawyers. We presume that the fees incurred since that time would be astronomical – vastly more expensive than simply listening and paying heed to a 30% shareholder group whose family had supported the institution since 1952.

3 Our research indicates that as of January 25, 2021, Altabank was advertising to fill 49 open positions, which represents 10.0% of its total employee headcount as reported its Annual Report on Form 10-K for the most recent fiscal year. Its most actively-recruiting local peer was advertising a total of 9 positions on that date. When coupled with anecdotal reports from numerous employees and former employees who have reached out to us in recent months, the message seems unmistakable.

4 Again, excluding nonrecurring PPP loans. (Peer group includes Cache Valley, Bank of Utah and State Bank of Southern Utah.)

We further believe that acquisitions will do little if anything to address Altabank’s employee turnover and morale problems. We have nothing but the highest and most sincere appreciation for community banks, and in fact we believe that many of them try to adhere to the same values and traditions that were the foundation of Altabank’s predecessors, Bank of American Fork and Lewiston State Bank. However, our greatest qualitative concern is that value derives from the efforts of dedicated, trusted, motivated employees. Even if Altabancorp were to acquire the greatest community bank in the Intermountain West, recent experience suggests that, as has happened repeatedly over the past three years, management would soon impair the goodwill that inheres in those principles. We believe that only a substantial change in board and management philosophy could remediate this deficiency.

The foregoing qualitative concerns and their quantitative consequences lead us to reiterate our previous invitation to the board:

[I]t is imperative that the board of directors conduct a full review of Altabancorp’s strategic alternatives and quantify these options as to their value to shareholders. Such a review may lead you to conclude that partnering with another larger organization may be the best way to ensure the realization of Altabancorp’s value as a franchise as well as providing a better set of opportunities to our employees, customers and communities. As this project is undertaken, we ask that you communicate with the investing public about the steps you have taken and about the conclusions you reach.

Your January 19 press release left us with serious questions about your ability or willingness to take appropriate steps in response. We hope you will soon provide us and Altabancorp’s other investors with evidence that you intend to take prompt and effective steps to resolve these concerns.

Sincerely,

/s/ Dale O. Gunther	/s/ Blaine C. Gunther

Dale O. Gunther	Blaine C. Gunther

This letter does not seek, and none of the Reporting Persons presently intends to seek, directly or indirectly, the power to act as a proxy, nor does any such person intend to communicate with security holders in a manner that would result in the procurement, withholding or revocation of a proxy.